Carter Ledyard & Milburn LLP

Counselors at Law

November 4, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Gilat Satellite Networks Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 File No. 0-21218

Dear Mr. Spirgel:

        On behalf of our client, Gilat Satellite Networks Ltd. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tal Payne, Chief Financial Officer of the Company, dated October 28, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004. We have repeated the numbered comments below and have provided a response to each comment.

Form 20-F for Fiscal Year Ended December 31, 2004
Revenues, page 52

Comment:

1.	Please refer to prior comment 1. We understand that the “milestones relate to the pace at which the government subsidy is released” to you. Please confirm to us that the receipt of the subsidy is not conditioned on meeting the milestones.

Response:

        The receipt of the subsidy from the government to the trustee’s account was conditioned upon different milestones than the milestones determined for the release of the subsidy. The receipt of the subsidy was based upon the following:

a.	30% upon signature of the contract and fulfilling certain legal requirements such as payment of the “contract tax”.

b.	30% upon completion of the first-delivery installation, engineering and operation plans;

c.	20% upon completion of 20% of the installations; and

d.	20% upon completion of 40% of the installations.

The Staff is hereby advised that, as detailed above the receipt of the subsidy funds is primarily conditioned upon completion of the preliminary stages of the project and initial installations (all funds are received to the trustee’s account when 40% of the installations are complete). The release of the funds from the trust, however, is primarily dependent upon completions of installations and provision of service thereafter (for instance, as disclosed in our response dated October 17, 60% of the funds are released from the trustee’s account upon completion of installation of 100% of the sites).

Comment:

2.	Please confirm to us that the government subsidy is for the term of the contract. Tell us the difference between the “life of each operational site” and “life of the project” as referenced in your response. Also, tell us whether the term of the contract is over the “life of each operational site” or “life of the project”.

Response:

        The Staff is hereby advised that the government subsidy is for the term of the contract. “Life of the project” is synonymous with the “life of the contract”, i.e. the contract term, 6 years from the date of signature. The life of each operational site varies, and is calculated for each site, from the date it becomes operational and until the end of the “life of the contract”. For example, if a site became operational one year following the signature of the contract, then the “life of the operational site” is 5 years, and the revenues from this site are recognized over a period of 5 years.

Comment:

3.	Please tell us the nature and the amount of the establishment and network set-up costs capitalized. Also, tell us your basis in the accounting literature for the capitalization of these costs and your depreciation policy.

Response:

        The capitalized establishment and network set-up costs approximate $27 million and are comprised of (i) network equipment such as VSATs, antennas, solar panels and computers; and (ii) installations costs, all of which were direct costs related to the specific project and performed by third party subcontractors. The capitalized costs are depreciated at the same rate as the subsidy revenues are recognized over the life of the operational site.

        The project-related service arrangement costs referred to above were capitalized taking into consideration the following accounting guidance:

        Questions 3-5 in Topic 13A.3.f of SAB 104 provide interpretive guidance for when costs may be deferred in a contractual arrangement.

        The Company addressed whether such costs are within the scope of SOP 98-5. The SOP does not address the financial reporting of costs incurred related to ongoing customer services. The SOP addresses the more substantive one-time efforts to establish business with an entirely new class of customers. As the costs referred to above relate to the ongoing Company activity, the Company believes the establishment and network set-up costs discussed above are not within the scope of SOP 98-5.

         In order to determine whether the above costs are eligible for capitalization, the Company reviewed questions 3-5 in Topic 13A.3.f of SAB 104 in light of an analogy to Topic 13 that certain costs are similar to those defined in Statement 91 or FTB 90-1.

        Paragraph 6 of Statement 91 states, “direct loan origination costs of a completed loan shall include only (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan.”

        The Company believes that the installation costs, which were direct and performed by third parties, are incremental direct costs, and, by means of analogy, fall , under the definition given in paragraph 6(a) of Statement 91. In addition, the network equipment discussed above, whichis directly related to specified activities performed by the Company for the Compartel project, would, by analogy, fall under paragraph 6(b) of Statement 91.

        Using the definition of incremental direct costs provided in paragraph 80 of FAS 91, the Company believes that the costs detailed above would be considered incremental direct costs as they result directly from and are essential to the Compartel project. In addition, such costs would not have been incurred by the Company had that project not occurred.

        Similar to Paragraph 5 of Statement 91, which states that direct loan costs may be deferred and ultimately recognized over the related revenue period of the loan, all the direct costs detailed above were capitalized and are being amortized over the life of the operational site.

Note 10. Restructuring of Debts, page F-43

Comment:

4.	Please refer to prior comment 2. Please confirm to us that the accrued interest of $16 million was included in the calculation of the present value of the cash flows of the old loan for purposes of applying the 10% test. Also, tell us what the accounting impact on the financial statements would have been if the debt instruments were not substantially different.

Response:

         The accounting for the April 2004 Bank Hapoalim transaction was premised on the fact that a convertible debt instrument is fundamentally different than a nonconvertible one, and therefore was accounted for as a debt extinguishment. In determining its original extinguishment accounting, the Company defined the book value of the old debt as the old debt’s remaining recorded principal balance but inadvertently excluded the old debt’s accrued interest of approximately $16 million. Since the accrued interest should have been eliminated in connection with the debt extinguishment as of April 2004, the original accounting will be restated. The Company will supplementally provide the Staff with revised pages of its financial statements that reflect this change.

         While the April 2004 transaction with Bank Hapoalim was not accounted for as a modification of the Company’s bank debt, the following information is included in response to comment 4. The Company confirms the present value of the future payment of the accrued interest was included in the calculation of the present value of the total cash flows (principal and interest) of the original debt for purposes of applying the 10% test. The present value of the total cash flows of the original debt included the principal amount of the old debt and all future interest payments which equaled approximately $72 million. The present value of the total cash flows of the new debt included the principal amount of the new debt and all future interest payments according to the modified terms plus the fair value of the conversion option, and also equaled approximately $72 million (comprised of the sum of the $69.8 million in present value of the principal and interest payment cash flows and the $2.2 million of fair value of the conversion option as of the date of the restructuring). As per the above calculations, the present value of the total cash flows under the terms of the new debt is less than 10% different (in effect it is zero) from the present value of the remaining total cash flows under the terms of the original debt.

         While the April 2004 transaction with Bank Hapoalim was not accounted for as a modification of the Company’s bank debt, the following information is included in response to comment 4. If the debt instruments are not determined to be “substantially different”, there will not be an accounting impact on the Company’s financial statements as originally filed for the year ended December 31, 2004. . Specifically, the respective carrying value of the respective debt and the accrued interest would remain unchanged. The Staff is advised that in this event, the Company would amend its future disclosures at the top of page F-44 of its financial statements to indicate the modification was not considered “substantial” and any reference to “debt extinguishment” would be removed.

Comment:

5.	In November 2003, you recognized a gain of $58.6 million related to the conversion of New Notes issued in March 2003. Also, it appears that the noteholders became your shareholders as a result of the March 2003 arrangement. Please tell us why the gain was not credited to pain-in capital.

Response:

        Immediately prior to the March restructuring, Bank Hapoalin was not a related party. As a result of the March 2003 restructuring, Bank Hapoalim received shares and New Notes in the Company and then became a related party (with 13.7% shareholdings). Two additional shareholders became related parties as a result of the restructuring and together, they held approximately 24% of the shares of the Company immediately following the March restructuring. As of March 2003, these three related parties held approximately $39 million of the $88 million in New Notes. The November 2003 exchange offer by means of a conversion of debt to equity was a public exchange offer made to all of the holders of the New Notes. Forty-seven percent of the notes exchanged in the offer were in the hands of unrelated parties. According to Footnote 1 of APB 26 “Early Extinguishment of Debt” “…extinguishment transactions between related entities may be in essence capital transactions”. When assessing whether the extinguishment is a capital transaction the assessment to be made is whether the transaction was at arm’s length. Par. 3 of FAS 57 “Related Party Disclosures” states “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist..”.

        As detailed above, given that the November 2003 exchange offer was made to all of the Note Holders, the majority of whom were not related parties and of those Notes held by unrelated parties, approximately 70% were accepted in this offer, the Company concluded that it had the requisite conditions of competitive, free market dealings and therefore the offer was carried out on an arm’s length basis and the gain should not be credited to paid-in capital.

Comment:

6.	Please refer the last paragraph on Page 50. Tell us how you recorded the estimated future interest payments in your financial statements and the basis for your accounting. Also, tell us the related amounts recognized.

Response:

        The estimated future interest payments were recorded as a liability in the respective consolidated balance sheet line items “Accrued interest related to restructured debt” (relating to the long-term portion of the interest) and “Accrued expenses” (relating to the short-term portion of the interest). The recorded estimated future interest payments decreased gain recorded in the line item, “Gain from restructuring of debt” in the consolidated statement of operations in accordance with SFAS 15. SFAS 15, paragraph 17 states: “If, however, the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction …Thereafter, all cash payments under the terms of the payable shall be accounted for as reductions of the carrying amount of the payable, and no interest expense shall be recognized on the payable for any period between the restructuring and maturity of the payable.”

        Future interest payments recorded as a liability in the balance sheet and as a corresponding reduction of the gain from restructuring of debt in the statement of operations for the year ended December 31, 2003 were: a) $18.2 million relating to the Bank Hapoalim loan; b) $6.2 million relating to the New Notes; and c) $1.0 million relating to another third party creditor. All interest payments following the restructuring have been accounted for as reductions of the carrying amount of the interest payable.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at (212)238-8605 or Rachel Prishkolnik, Corporate Secretary and Legal Counsel at (972) 3 929-3020 with any questions or comments you may have.

Very truly yours,

Steven J. Glusband

SJG:sr

Attachments

cc:       Ms. Tal Payne, Chief Financial Officer, Gilat Satellite Networks Ltd.
            Rachel Prishkolnik, Corporate Secretary and Legal Counsel, Gilat Satellite Networks Ltd.